Filed Pursuant to Rule 424(b)(3) Registration File No. 333-130025

PROSPECTUS

VERILINK CORPORATION
11551 E. Arapahoe Rd., Suite 150
Centennial, CO 80112-3833
(303) 968-3000

2,000,000 Shares of Common Stock

          Effective September 30, 2005, we acquired the inventories, fixed assets and intellectual property rights relating to Zhone Technologies, Inc.’s ArcaDACS™ 100 Digital Access Cross-Connect System (DACS) and Sechtor® 300 Multiservice Edge Concentrator product lines and assumed certain liabilities, including warranty obligations. On September 30, 2005, in connection with the closing of the acquisition, we issued 2,000,000 shares of our common stock to Zhone Technologies, Inc., which is referred to herein as the selling stockholder.

          This prospectus will be used from time to time by the selling stockholder to resell the common stock issued to it in connection with the acquisition. The selling stockholder may also offer additional shares of common stock acquired as a result of stock splits, stock dividends or similar transactions.

          We will not receive any proceeds from the shares of common stock sold by the selling stockholder.

          Our common stock is listed on the Nasdaq National Market under the symbol “VRLK.” On December 19, 2005, the last sale price of our common stock as reported on the Nasdaq National Market was $.98 per share.

          The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page 14 for more information about how the selling stockholder may sell its shares of common stock.

          Investing in our common stock involves risks. See the sections entitled “Factors Affecting Future Results” in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus for certain risks and uncertainties that you should consider, as well as the section titled “Risk Factors” beginning on page 1 of this prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 19, 2005.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

          Our disclosure and analysis in this prospectus and any prospectus supplement, including information incorporated by reference, may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in, or incorporated into, this prospectus or any prospectus supplement that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

          These forward-looking statements are based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. Any or all of our forward-looking statements in or incorporated into this prospectus or any prospectus supplement may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in or incorporated into this prospectus or any prospectus supplement will be important in determining future results. Actual future results may vary materially. Because of these factors, we caution that investors should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

ABOUT THIS PROSPECTUS

          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf registration” process. Under this shelf registration process, the selling stockholder may, from time to time, offer and sell up to 2,000,000 shares of our common stock described in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

          You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information we have included in this prospectus or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

          Unless otherwise indicated in this prospectus or the context otherwise requires, all references in this prospectus to “Verilink,” the “Company,” “us,” “our,” or “we,” are to Verilink Corporation and its subsidiaries.

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RISK FACTORS

          An investment in our common stock involves a high degree of risk. You should carefully consider the specific factors listed below together with the other information included in this prospectus before you decide whether to purchase shares of our common stock. Additional risks and uncertainties, including those that are not yet identified or that we currently think are immaterial, may also adversely affect our business, results of operations and financial condition. The market price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

We may not meet Nasdaq’s continued listing requirements.

          Our common stock is currently traded on The Nasdaq National Market. Failure to meet the applicable quantitative and/or qualitative maintenance requirements of Nasdaq could result in our common stock being delisted from The Nasdaq National Market. For continued listing, The Nasdaq National Market requires, among other things, that listed securities maintain a minimum bid price of not less than $1.00 per share. Nasdaq may commence procedures to delist securities from The Nasdaq National Market which do not meet these continued listing requirements for a period of 30 consecutive trading days. Since October 12, 2005, our common stock has traded below the $1.00 minimum bid on occasion, but not for 30 consecutive trading days. If delisted from The Nasdaq National Market, our common stock may be eligible for trading on The Nasdaq Capital Market, the OTC Bulletin Board or on other over-the-counter markets, although there can be no assurance that our common stock will be eligible for trading on any alternative exchanges or markets. Among other consequences, failure to meet the continued listing requirements of The Nasdaq National Market would require the payment of amounts due under the senior convertible notes in cash, and may cause a further decline in our stock price, reduced liquidity in the trading market for our common stock, and difficulty in obtaining future financing.

We need to restructure our indebtedness or obtain additional financing.

          We have significant contractual obligations over the next six months and limited sources of liquidity. The terms of our senior convertible notes as amended generally prohibit payments on the convertible promissory notes due February 2006 unless (i) our net cash balance exceeds the outstanding principal amount of the senior convertible notes, (ii) the closing sale price for our common stock exceeds $1.50 for 20 consecutive trading days out of the 30 trading days prior to payment, or (iii) the holders of a majority in principal amount of the senior convertible notes have consented to the payment or an amendment to the convertible promissory notes permitting such payment thereon. As a result, proceeds from the sale of our facility at 950 Explorer Boulevard in Huntsville, Alabama are not expected to be available for payment on the convertible promissory notes due February 2006. In view of our limited liquidity and the restrictions under the senior convertible notes, we will attempt to negotiate an extension or other restructuring of the convertible promissory notes due February 2006. The amount outstanding under the convertible promissory notes totaled $2,880,000 as of October 28, 2005. See “Business—Recent Developments” for a discussion of the amended senior convertible notes and the sale of the Explorer Boulevard property.

          Because substantially all of our assets are encumbered and as a result of our financial condition, we believe we are unlikely to obtain any material amount of additional debt financing. Additional equity financing would be dilutive to stockholders. The conversion price of the senior convertible notes and the exercise price of the associated warrants are subject to broad-based anti-dilution adjustments in the event equity is issued at an effective price less than the then applicable conversion or exercise price. In addition, the holders of the senior convertible notes have certain rights to participate in future equity financings. As result of the foregoing, any equity financing, if possible, will be more difficult to complete and more dilutive. We cannot assure investors that we will successfully negotiate a restructuring or refinancing of our indebtedness. If we are not successful in restructuring our indebtedness on a negotiated basis, we may need to consider other restructuring options.

Our indebtedness and debt service obligations may adversely affect our cash flow.

          To the extent we are unable to satisfy our interest and installment payment obligations under our senior convertible notes by the payment of shares of common stock, we will be required to pay those obligations in cash. If we are unable to generate sufficient cash to meet these obligations, we may have to restructure or limit our operations. Our indebtedness could have significant additional negative consequences, including, but not limited to:

(i) requiring the dedication of a substantial portion of our expected cash flow from operations to service the indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures, (ii) increasing our vulnerability to general adverse economic and industry conditions, (iii) limiting our ability to obtain additional financing, (v) limiting our flexibility to plan for, or react to, changes in our business and the industry in which we compete, and (vi) placing us at a possible competitive disadvantage to competitors with less debt obligations and competitors that have better access to capital resources.

Issuance of the shares of common stock upon conversion or repayment of senior convertible notes, payment of interest, and exercise of warrants will dilute the ownership interest of existing stockholders and could adversely affect the market price of our common stock.

          We may issue shares of common stock to the holders of our senior convertible notes (i) upon conversion of some or all of the senior secured convertible notes, (ii) in satisfaction of our installment obligations under the notes, in lieu of cash payments, (iii) in satisfaction of our interest obligations under the notes, in lieu of cash payments, and (iv) upon exercise of the warrants. Any of these issuances will dilute the ownership interests of existing stockholders. Any sales in the public market of this common stock could adversely affect prevailing market prices of the common stock. In addition, the existence of these notes and warrants may encourage short selling by market participants.

The senior convertible notes provide that upon the occurrence of various events of default and change of control transactions, the holders would be entitled to require us to redeem the notes for cash, which could leave us with little or no working capital for operations or capital expenditures.

          The senior convertible notes allow the holders to require redemption of the notes upon the occurrence of various events of default, such as the termination of trading of our common stock on The Nasdaq National Market, certain defaults of other indebtedness, or specified change of control transactions. In such a situation, we may be required to redeem all or part of the notes, including any accrued interest and penalties, within 5 business days after receipt of a demand for such redemption. Some of the events of default include matters over which we may have some, little or no control. If an event of default or a change of control occurs, we may be unable to pay the full redemption price in cash. Even if we were able to pay the redemption price in cash, any such redemption could leave us with little or no working capital for our business. We have not established a sinking fund for payment of our obligations under the notes, nor do we anticipate doing so.

The senior convertible notes are secured by substantially all of our assets.

          The holders of our senior convertible notes received a security interest in and a lien on substantially all of our assets, including our existing and future accounts receivable, cash, general intangibles (including intellectual property) and equipment. As a result of this security interest and lien, if we fail to meet our payment or other obligations under the notes, the holders would be entitled to foreclose on and liquidate substantially all of our assets. Under those circumstances, we may not have sufficient funds to service our day-to-day operational needs. Any foreclosure by the holders of our senior convertible notes would have a material adverse effect on our financial condition. Furthermore, substantially all of our cash is held in accounts subject to a control agreement between us and the financial institution that maintains these accounts. We have agreed that upon a continuing event of default related to our senior convertible notes, the collateral agent for the holders of our senior convertible notes may instruct this financial institution to send to the collateral agent amounts credited to our account with the financial institution.  In addition, we generally may not sell assets securing such notes without consent, other than the sale of inventory in the ordinary course of business.

If tested working capital falls below certain defined levels, we may be required to make additional payments to the holders of the senior convertible notes.

          We may be required to make additional payments under the senior convertible notes if, as of the end of each fiscal quarter during the period in which the senior convertible notes are outstanding, we fail to maintain certain minimum working capital requirements. In that event, we must provide notice of the working capital deficiency to the noteholders on the date of our quarterly results announcement. For a period of seven business days after our notice to the noteholders, each holder may provide us a notice requiring us to pay such holder’s pro rata portion of one of the following: (1) the difference between (A) the unpaid principal, interest and any late charges then remaining under the senior convertible notes and (B) 60% of our working capital amount, as determined in accordance with the terms of the senior convertible notes, (2) $2,000,000 or (3) such lesser amount if reduced in accordance with the terms of the senior convertible notes. Our payment of these additional amounts may be in cash and/or common stock pursuant to similar terms as the payment of regular installment amounts. Any requirement that we make any such payments in cash could leave us with insufficient working capital for our business.

Our independent registered public accounting firm’s report includes a “going concern” explanatory paragraph.

          Our independent registered public accounting firm has included in its report on our consolidated financial statements for the fiscal year ended July 1, 2005, a going concern explanatory paragraph, which refers to our working capital deficiency, operating loss and negative cash flow from operations that raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our ability to continue as a going concern is dependent upon our ability to maintain adequate financing and achieve a level of revenues and cash flow adequate to support our capital and operating requirements. If we do not effectively manage our working capital or achieve targeted cost savings as contemplated in management’s operating plan, we may need to implement additional cost containment measures, seek additional financing, and/or seek to renegotiate our contractual obligations. This uncertainty may cause our stock price to fall and impair our ability to raise additional capital, if necessary. This uncertainty may create a concern among our current and future customers and vendors as to whether we will be able to fulfill our contractual obligations. As a result, current and future customers may determine not to do business with us, or only do so on less favorable terms, which would cause our revenues to decline. Employee concern about the future of the business and their continued prospects for employment may cause them to seek employment elsewhere, depriving us of the human capital we need to be successful.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

          Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules create additional burdens for public companies. We regularly evaluate and monitor developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We strive to maintain high standards of corporate governance and public disclosure. As a result, we invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and we may be harmed.

We are dependent on continued market acceptance of legacy products, acquired products, recently introduced products and new product development.

          Our future results of operations are dependent on market acceptance of existing and future applications for our existing products, products that we have acquired and new products in development. In prior fiscal years, the majority of sales were provided by our legacy products, primarily the AS2000 product line. The Miniplex product line acquired from Terayon Communication Systems, Inc. can also be classified as a legacy product. We experienced a significant decline of legacy sales in fiscal 2005 compared to fiscal 2004 and we expect sales to further decline in the future.

          Market acceptance of our products is dependent on a number of factors, not all of which are in our control, including the continued growth in the use of bandwidth intensive applications, continued deployment of new telecommunications services such as VoIP, market acceptance of integrated access devices and packetized voice systems in general, the availability and price of competing products and technologies, and the success of our sales and marketing efforts. Failure of our products to achieve market acceptance or our failure to introduce new products in a timely manner could cause companies to purchase products from competitors and reduce our net sales, which may cause our stock price to decline.

          New products may require additional development work, enhancement and testing or further refinement before we can make them commercially available. We have in the past experienced delays in the introduction of new products, product applications and enhancements due to a variety of internal factors, such as reallocation of priorities, difficulty in hiring sufficient qualified personnel and unforeseen technical obstacles, as well as changes in customer requirements. Such delays have deferred the receipt of revenue from the products involved. If our products have performance, reliability or quality shortcomings, we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable and additional warranty and service expenses.

          We expect revenues from sales of some of our current products to decline over time as a result of decreased demand and pricing pressure. Therefore, our future operating results are highly dependent on market acceptance of recently-introduced products and products that may be introduced in the future. There can be no assurance that such products will achieve widespread market acceptance, and, in fact, some other products we or Larscom introduced in recent years have failed to meet our sales expectations. The industry-wide telecommunications equipment downturn caused sales of new products to be well below expectations. We have, in the past, experienced delays and changes in course in the development of new products and the enhancement of existing products, and such delays and changes in course may occur in the future. Our inability to develop and introduce new products or product versions in a timely manner, due to resource constraints or technological or other reasons, or to achieve timely and widespread market awareness and acceptance of our new products or releases, would have a material adverse effect on our net sales and the market share of our products.

          We currently have limited resources to invest in the development and marketing of new products. If we do not substantially meet our operating plan, we may need to implement further cost reductions that could adversely affect our ability to develop and market new products.

There are risks associated with our acquisitions, potential acquisitions and joint ventures.

          An important element of our strategy is to seek acquisition prospects and joint venture opportunities that we believe will complement our existing product offerings, augment our market coverage and customer base, enhance our technological capabilities or offer revenue and profit growth opportunities. We acquired all of the outstanding stock of Larscom on July 28, 2004, for approximately 5,948,652 shares of our common stock. We acquired all of the outstanding stock of XEL Communications, Inc. on February 5, 2004, for approximately $17,650,000, consisting of $7,650,000 in cash and a $10,000,000 convertible promissory note. In July 2003, we acquired the Miniplex product line from Terayon for up to $982,000, plus the assumption of service and warranty obligations for the Miniplex product line, and purchased Terayon’s Miniplex related inventories totaling approximately $2,100,000 on the earlier of the date used or December 31, 2004. As of October 28, 2005, we owed Terayon $339,000 for Miniplex related inventories. In January 2003, we acquired the net assets used in and directly relating to Polycom, Inc.’s line of NetEngine integrated access devices for up to $3,000,000, plus the assumption of service and warranty obligations for existing NetEngine customers as of the closing of the acquisition. Further transactions of this nature could result in potentially dilutive issuance of equity securities, use of cash and/or the incurring of debt and the assumption of contingent liabilities.

          Acquisitions entail numerous costs, challenges and risks, including difficulties in the assimilation of acquired operations, technologies, personnel and products and the retention of existing customers and strategic partners, diversion of management’s attention from other business concerns, risks of entering markets in which we have limited or no prior experience and potential loss of key employees of acquired organizations. Other risks include the potential strain on the combined companies’ financial and managerial controls and reporting systems and procedures, greater than anticipated costs and expenses related to restructuring, including employee severance or relocation costs and costs related to vacating leased facilities, and potential unknown liabilities associated with the acquired entities. Joint ventures entail risks such as potential conflicts of interest and disputes among the participants, difficulties in integrating technologies and personnel, and risks of entering new markets. No assurance can be given as to our ability to successfully integrate the businesses, products, technologies or personnel acquired in past acquisitions or those of other entities that may be acquired in the future or to successfully develop any products or technologies that might be contemplated by any future joint venture or similar arrangement. A failure to fully integrate our past acquisitions or to integrate future potential acquisitions could result in our failure to achieve our costs savings and revenue growth objectives associated with acquisitions, or recover costs associated with these acquisitions, which could reduce our ability to achieve profitability and cause the price of our common stock to decline.

Our results and performance are dependent on a limited customer base.

          A small number of customers have historically accounted for a majority of our sales, as well as the historical sales of XEL and Larscom. We expect a majority of future sales to continue to be from a small number of customers. While we are trying to diversify our customer base through the acquisitions of product lines and companies that have relationships with other customers, there can be no assurance that our strategy will be successful, and we may continue to experience quarter to quarter fluctuations based on the unpredictable ordering patterns of a limited customer base. There can be no assurance that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods, or that we will be able to obtain orders from new customers. The economic climate and conditions in the telecommunication equipment industry relative to growth and equipment spending are expected to remain unpredictable in fiscal 2006 and beyond.

          Sales for a given quarter generally depend on orders received from, and product shipments to, a limited number of customers. Sales to individual large customers are often related to the customer’s specific equipment deployment projects, the timing of which are subject to change on limited notice, in addition to changes in our customers’ business conditions and the effect of competitors’ product offerings. We have in the past experienced both increases and decreases in orders related to such projects, causing changes in the sales level of a given quarter relative to both the preceding and subsequent quarters. Since most of our sales are in the form of large orders with short delivery times to a limited number of customers, our ability to predict revenues will continue to be limited. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer, limit or stop purchases of our products. In the event that we lose one or more of our large customers, anticipated orders from major customers fail to materialize, or delivery schedules are deferred or canceled as a result of the above described factors, or other unanticipated factors, our business and operating results would be materially adversely affected.

          As a result of the downturn in the telecommunications industry, many of our customers have experienced financial difficulties and have reduced their expenditures on capital equipment. The continued financial difficulties or failure of any of our major customers would have a material adverse effect on our business and operating results.

We are dependent on key personnel.

          Our future success will depend to a large extent on the continued contributions of our executive officers and key management, sales, and technical personnel. We are a party to agreements with our executive officers to help ensure the officer’s continual service in the event of a change-in-control. Each of our executive officers, and key management, sales and technical personnel would be difficult to replace. We implemented significant cost and staff reductions in recent years, which may make it more difficult to attract and retain key personnel. The loss of the services of one or more of our executive officers or key personnel, or the inability to attract qualified personnel, could delay product development cycles or otherwise could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on key suppliers and the availability of components.

          We generally rely upon contract manufacturers to buy finished goods for certain product families and component parts that are incorporated into board assemblies used in our products. On-time delivery of our products depends upon the availability of components and subsystems used in our products. Currently, our third party sub-contractors and we depend upon suppliers to manufacture, assemble and deliver components in a timely and satisfactory manner. We have historically obtained several components and licenses for certain embedded software from single or limited sources. Our third party sub-contractors and we generally do not have any long-term contracts with such suppliers, other than software vendors. Additionally, we rely on original equipment manufacturers to produce some of our product lines. There can be no assurance that these suppliers will continue to be able and willing to meet our third party subcontractors’ and our requirements for any such components. Any significant interruption in the supply of or degradation in the quality of any such item would reduce our ability to fulfill customer orders, which could result in the loss of our existing customers or our inability to attract new customers. Additionally, any loss in a key supplier, increase in required lead times, increase in prices of component parts, interruption in the supply of any of these components, or the inability of us or our third party sub-contractor to procure these components from alternative sources at acceptable prices and within a reasonable time, could also delay our ability to fulfill customer orders.

          The loss of any of our outside contractors could cause a delay in our ability to fulfill orders while we identify a replacement contractor. Because the establishment of new manufacturing relationships involves numerous uncertainties, including those relating to payment terms, cost of manufacturing, adequacy of manufacturing capacity, quality control, and timeliness of delivery, we are unable to predict whether such relationships would be on terms that we would regard as satisfactory. Any significant disruption in our relationships with our manufacturing sources would have a material adverse effect on our business, financial condition and results of operations.

          Purchase orders from our customers frequently require delivery quickly after placement of the order. As we do not maintain significant component inventories, delay in shipment by a supplier could lead to lost sales. We use internal forecasts to manage our general materials and components requirements. Lead times for materials and components may vary significantly, and depend on factors such as specific supplier performance, contract terms and general market demand for components. If orders vary from forecasts, we may experience excess or inadequate inventory of certain materials and components, and suppliers may demand longer lead times, higher prices or termination of contracts. From time to time, we have experienced shortages and allocations of certain components, resulting in delays in fulfillment of customer orders. Such shortages and allocations may occur in the future, and could result in lost sales or our inability to attract new customers.

Our operating results are subject to significant quarter to quarter fluctuations.

          Historically, our sales are subject to quarterly and annual fluctuations. Our ability to anticipate the timing of individual customer orders is limited. Large quarterly fluctuations in sales are due to a wide variety of factors, such as delay, cancellation or acceleration of customer projects, and other factors discussed below. Our sales for a given quarter may depend to a significant degree upon planned product shipments to a single customer, often related to specific equipment or service deployment projects. We have experienced both acceleration and slowdown in orders related to such projects, causing changes in the sales level of a given quarter relative to both the preceding and subsequent quarters.

          Delays or lost sales can be caused by other factors beyond our control, including late deliveries by the third party subcontractors we are using to outsource our manufacturing operations (as well as by other vendors of components used in a our products), changes in our customers’ implementation priorities, slower than anticipated growth in demand for the services that our products support and delays in obtaining regulatory approvals for new services and products. Delays and lost sales have occurred in the past and may occur in the future. We believe that sales in the past have been adversely impacted by merger activities by some of our top customers. In addition, we have experienced delays as a result of the need to modify our products to comply with unique customer specifications. These and similar delays or lost sales could materially adversely affect our revenues and cause our stock price to decline.

          Our backlog at the beginning of each quarter typically is not sufficient to achieve expected sales for that quarter. To achieve our sales objectives, we are dependent upon obtaining orders in a quarter for shipment in that quarter. Furthermore, our agreements with certain of our customers typically provide that they may change delivery schedules and cancel orders within specified timeframes, typically up to 30 days prior to the scheduled shipment date, without significant penalty. Our customers have in the past built, and may in the future build, significant inventory in order to facilitate more rapid deployment of anticipated major projects or for other reasons. Decisions by such customers to reduce their inventory levels could lead to reductions in purchases in certain periods. These reductions, in turn, could cause fluctuations in our operating results and could have an adverse effect on our business, financial condition and results of operations in the periods in which the inventory is reduced.

          Operating results may also fluctuate due to a variety of factors, particularly:

•	delays in new product introductions;
•	market acceptance of new or enhanced versions of our products;
•	changes in the product or customer mix of sales;
•	changes in the level of operating expenses;
•	competitive offerings and pricing actions;
•	the gain or loss of significant customers;
•	increased research and development and sales and marketing expenses associated with new product introductions;
•	long sales cycles for our products; and
•	general economic conditions.

          All of the above factors are difficult for us to forecast, and these or other factors can materially and adversely affect our business, financial condition and results of operations for one quarter or a series of quarters. Our expense levels are based in part on our expectations regarding future sales and are fixed in the short term to a certain extent. Therefore, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in sales. Any significant decline in demand relative to our expectations or any material delay of customer orders could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to achieve profitability on a quarterly or annual basis. In addition, we have had in the past, and may have in the future, quarterly operating results below the expectations of public market analysts and investors. In such event, the price of our common stock would likely be materially and adversely affected.

Our stock price has and may continue to be subject to large fluctuations.

          The trading price of our common stock has been and may continue to be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by us or our competitors, developments with respect to patents or proprietary rights, general conditions in the telecommunication network access and equipment industries, changes in earnings estimates by analysts, or other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market stock prices of many technology companies and which have often been unrelated to the operating performance of such companies. Specific factors applicable to us or broad market fluctuations may materially adversely affect the market price of our common stock.

The telecommunications equipment market is highly competitive with intense price pressure.

          The market for telecommunications network access equipment addressed by our IAD product families: 8000 Series, NetEngine Series, eLink, WANsuite and Shark is highly competitive, with intensive equipment price pressure. This market is subject to rapid technological change, wide-ranging regulatory requirements and the entrance of low cost competitors. The market for cellular wireless access addressed by our new NetPath2000 wireless access device is also a highly competitive segment where we expect increasing price pressures. The market for our PRISM and Miniplex product lines, which are based on older technology, has declined over the long term, and we expect it to experience further decline.

          Industry consolidation could lead to competition with fewer, but stronger competitors. In addition, advanced termination products are emerging, which represent both new market opportunities, as well as a threat to our current products. Furthermore, basic line termination functions are increasingly being integrated by competitors, such as Cisco Systems, Lucent Technologies, Inc. and Nortel Networks, into other equipment such as routers and switches. To the extent that current or potential competitors can expand their current offerings to include products that have functionality similar to our products and planned products, the sales and market share for our products may decline.

          In addition, our products compete primarily with Adtran, Inc., Cisco Systems, RAD, Telco Systems, ADC, Charles Industries, General Datacomm, GoDigital Networks, Fujitsu, Lucent Technologies, Quick Eagle Networks and Zhone. As a result of our acquisition of Larscom, we compete to a lesser extent with other telecommunications equipment companies. Cisco Systems, Lucent Technologies and Alcatel are three of the largest communications equipment companies in the world. Many of our current and potential competitors have substantially greater technical, financial, manufacturing, distribution and marketing resources than us. In addition, many of our competitors have long-established relationships with network service providers. There can be no assurance that we will have the financial resources, technical expertise, manufacturing, marketing, distribution and support capabilities to compete successfully in the future.

The telecommunications equipment market was in an extended downturn and recovery may be delayed.

          The downturn in the United States economy and the rapid and severe downturn for the domestic telecommunications industry, beginning in late 2000, negatively affected demand for our products. In addition to the deteriorating domestic economic environment, the worldwide telecommunications market also experienced reduced demand. This decreased demand has led to unpredictable and revised order forecasts from some of our customers. The unfavorable financial positions of many of our customers resulting from the prolonged downturn in the telecommunications industry may delay any recovery in orders for our products relative to a general recovery in the United States and global economies, and any such recovery may not occur at all.

The telecommunications equipment market is subject to rapid technological change.

          The telecommunications equipment markets associated with wireline and wireless network access are characterized by rapidly changing technologies and frequent new product introductions. The rapid development of new technologies increases the risk that current or new competitors could develop products that would reduce the competitiveness of our products. Our success will depend to a substantial degree upon our ability to respond to changes in technology and customer requirements. We may not be able to achieve timely selection, development and marketing of new products and enhancements on a cost-effective basis. The development of new, technologically advanced products is a complex and uncertain process, requiring high levels of innovation. We may need to supplement our internal expertise and resources with specialized expertise or intellectual property from third parties to develop new products, which may not be available to us on favorable terms or at all. The development of new products for the WAN access market requires competence in the general areas of telephony, data networking, network management and wireless telephony as well as specific technologies such as DSL, ISDN, Frame Relay, ATM, IP, VPN, Ethernet, GPRS, CDMA, Edge and UMTS. There can be no assurance that we will continue to develop the necessary competence in these areas.

          Furthermore, the communications industry is characterized by the need to design products that meet industry standards for safety, emissions and network interconnection. With new and emerging technologies and service offerings from network service providers, such standards are often changing or unavailable. As a result, there is a potential for product development delays due to the need for compliance with new or modified standards. The introduction of new and enhanced products also requires that we manage transitions from older products in order to minimize disruptions in customer orders, avoid excess inventory of old products and ensure that adequate supplies of new products can be delivered to meet customer orders. In the past, some of our newly-introduced products have not met our sales expectations. There can be no assurance that we will be successful in developing, introducing or managing the transition to new or enhanced products, or that any such products will be responsive to technological changes or will gain market acceptance.

          As a result of the Larscom acquisition, our business could be materially and adversely affected by shifts in the use of technology common throughout the industry today. Three shifts affecting Larscom’s products and industry are: the integration of CSU/DSU technology into routers and switches, a move from T1/E1 services to more Ethernet-based services (10/100/100BT) and the increase in demand for more managed, customer-premise-based services. The failure to accommodate these shifts in technology could impact sales of our products and have a material adverse affect on our business and operating results.

The telecommunications equipment market requires regulatory compliance and compliance with evolving standards.

          The market for our products is characterized by the need to meet a significant number of communications regulations and standards, some of which are evolving as new technologies are deployed. In the United States of America, our products must comply with various regulations defined by the Federal Communications Commission and standards established by Underwriters Laboratories and Bell Communications Research. For some public carrier services, installed equipment does not fully comply with current industry standards, and this noncompliance must be addressed in the design of our products. Standards for new services such as Voice over IP and Voice over DSL have evolved rapidly, such as the emergence of G.SHDSL and ADSL 2+ standards and the new Sessions Initiated Protocol (SIP) required for Voice over IP signaling. As standards continue to evolve, we will be required to modify our products or develop and support new versions of our products. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry standards could delay introduction of our products, which could cause our stock price to decline.

There are risks associated with our continuing entry into international markets.

          We had limited experience in the international markets until our acquisition of the IAD products from Polycom in January 2003, after which we began expanding sales of our products outside of North America and entered certain international markets. Conducting business outside of North America is subject to certain risks, including longer payment cycles, unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection and potentially adverse tax consequences. To the extent any of our sales are denominated in foreign currency, our sales and results of operations may also be directly affected by fluctuations in foreign currency exchange rates. In order to sell our products internationally, we must meet standards established by telecommunications authorities in various countries, as well as recommendations of the Consultative Committee on International Telegraph and Telephony. A delay in obtaining, or the failure to obtain, certification of our products in countries outside the United States could delay or preclude our marketing and sales efforts in such countries, which could cause the sales of our products to fall short of expectations and result in a decline in our stock price.

The telecommunications equipment market is subject to third party claims of infringement.

          The network access and telecommunications equipment industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are important to us. We have not conducted a formal patent search relating to the technology used in our products, due in part to the high cost and limited benefits of a formal search. In addition, since patent applications in the United States of America are not publicly disclosed until the related patent is issued and foreign patent applications generally are not publicly disclosed for at least a portion of the time that they are pending, applications may have been filed which, if issued as patents, could relate to our products. Software comprises a substantial portion of the technology in our products. The scope of protection accorded to patents covering software-related inventions is evolving and is subject to a degree of uncertainty which may increase the risk and cost to us if we discover third party patents related to our software products or if such patents are asserted against us in the future. Patents have been granted recently on fundamental technologies in software, and patents may be issued which relate to fundamental technologies incorporated into our products.

          We may receive communications from third parties asserting that our products infringe or may infringe the proprietary rights of third parties. In our distribution agreements, we typically agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel from productive tasks. In the event of an adverse ruling in such litigation, we might be required to discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses from third parties. There can be no assurance that licenses from third parties would be available on acceptable terms, if at all. In the event of a successful claim against us and the failure of us to develop or license a substitute technology, our business, financial condition and results of operations could be materially adversely affected.

There are limitations on our ability to protect our intellectual property.

          We rely upon a combination of patent, trade secret, copyright, and trademark laws and contractual restrictions to establish and protect proprietary rights in our products and technologies. We have been issued certain U.S. and Canadian patents with respect to limited aspects of our single purpose network access technology. We have not obtained significant patent protection for our Access System or WANsuite technologies. There can be no assurance that third parties have not or will not develop equivalent technologies or products without infringing our patents or that a court having jurisdiction over a dispute involving such patents would hold our patents valid, enforceable and infringed. We also typically enter into confidentiality and invention assignment agreements with our employees and independent contractors, and non-disclosure agreements with our suppliers, distributors and appropriate customers so as to limit access to and disclosure of our proprietary information. There can be no assurance that these statutory and contractual arrangements will deter misappropriation of our technologies or discourage independent third-party development of similar technologies. In the event such arrangements are insufficient, our business, financial condition and results of operations could be materially adversely affected. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold may not protect our products or intellectual property rights to the same extent as do the laws of the United States and thus, make the possibility of misappropriation of our technology and products more likely.

We have not conducted a formal patent search relating to the technology used in our products.

          From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are important to us. Since patent applications in the United States are not publicly disclosed immediately, applications that we do not know about may have been filed by our competitors, which could relate to our products. The scope of protection accorded to patents covering software-related inventions is evolving and is subject to uncertainty, which may increase the risk and cost to us if we discover third-party patents related to our software products or if such patents are asserted against us in the future. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel. In the event of an adverse ruling in such litigation, we may be required to pay damages, discontinue the use and sale of infringing products, and expend significant resources to develop non-infringing technology or obtain licenses from third parties. There can be no assurance that licenses from third parties would be available on acceptable terms, if at all. A successful claim against us and our failure to develop or license a substitute technology could have an adverse impact on our business and operating results and cause our stock price to decline.

BUSINESS

General

          We are a leading provider of next-generation broadband access products and services. Our products support the delivery of voice, video and data services over converged access networks and enable the smooth migration from present TDM-based networks to IP-based networking. We develop, manufacture, and market integrated access devices, Optical Ethernet access products, wireless access devices and bandwidth aggregation solutions. These products are sold to service providers, enterprise customers, and original equipment manufacturer partners, and are deployed worldwide as targeted solutions for applications involving voice over IP, voice over ATM, voice over DSL, wireless backhaul aggregation, Frame Relay service transport, point-to-point broadband services, service inter-working, and the migration of networks from traditional time-division multiplexing based access to IP/Ethernet. Our customers include regional bell operating companies, Inter-exchange carriers, incumbent local exchange carriers, independent operating companies, competitive local exchange carriers, international post, telephone, and telegraph companies, wireless service providers, equipment vendors, Fortune 500 companies, small to mid-sized business customers, and various local, state, and federal government agencies. We were founded in California in 1982 and are incorporated as a Delaware corporation with our headquarters in Centennial, Colorado, a suburb of Denver.

Recent Developments

Amendment to Senior Convertible Notes

          In March 2005, we entered into a securities purchase agreement for the private placement of up to $15,000,000 of senior convertible notes to six institutional investors. We issued an initial $10,000,000 of senior convertible notes, which can be converted into common stock at an initial price of $3.01 per share. The conversion price of the senior convertible notes will be subject to broad-based anti-dilution provisions in connection with certain future issuances of our securities as well as for adjustments for stock splits and the like. The senior convertible notes may not be converted into more than 20% of the number of shares or voting power of our common stock outstanding as of the closing of the financing until such conversion or exercise has been approved by our stockholders. As of October 28, 2005, a total of $8,000,000 in face value of senior convertible notes was outstanding.

          On October 31, 2005, we amended the terms of our senior convertible notes per Amendment Agreements with the holders of the senior convertible notes, referred to as the “Amendments” in this Prospectus. Pursuant to the Amendments, the “target working capital” amounts under the terms of the notes has been reduced to $6,500,000 for the quarter ended September 30, 2005, and for subsequent quarters, to the sum of $6,800,000 plus (A) 80% of the aggregate principal amount of any notes purchased pursuant to the exercise of the holders’ additional investment rights to purchase additional notes minus (B) 80% of any notes redeemed or converted as of such date other than amounts redeemed or converted prior to the date of the Amendments.

          The Amendments further provide that 50% of the net proceeds of approximately $1,800,000 (after satisfaction of the first mortgage, commissions, closing costs and escrows for repairs) from a sale of the Explorer Boulevard property must be paid to the holders to reduce the outstanding principal amount of the notes. The Amendments delete the requirement for us to hold $1,000,000 of the proceeds from the sale of such Explorer Boulevard property in a restricted cash collateral account. The Amendments modify the restricted payment provisions of the notes to prohibit us from making principal payments on other indebtedness without the approval of the holders of the notes subject to limited exceptions, and revise the cross-default provision of the notes.

          The Amendments reduce the exercise price of the warrants for 830,563 shares of common stock issued under the securities purchase agreement dated March 20, 2005 to $0.93 per share of our common stock.

          As part of the initial purchase of these notes and warrants in March 2005, the holders acquired additional investment rights to purchase up to an aggregate of $5,000,000 in principal amount of additional notes. Pursuant to the Amendments, the conversion price of the additional notes that would be issued if the holders exercise their additional investment rights has been reduced to $1.00 per share of common stock, and we extended the expiration of the holders’ right to exercise their additional investment rights to June 29, 2006. The conversion price of the $8,000,000 principal amount of notes outstanding as of the date of the Amendments is $3.01 per share and has not been amended.

Agreements Related to Property Held for Lease

          On November 7, 2005, we amended the terms of the “Triple-Net” Lease Agreement with The Boeing Company for the Explorer Boulevard property. Pursuant to the Lease Amendment, the non-cancelable lease term has been extended by five years through November 2012, the monthly rental payment schedule has been revised effective as of December 1, 2005, and we agreed to contribute up to $1,200,000 toward the repair and/or replacement of the existing heating, ventilating and air-conditioning system.

          On November 2, 2005, we entered into a Purchase and Sale Agreement to sell the Explorer Boulevard property for a total purchase price of $8,200,000, which includes the $1,200,000 required to fund the repair of the HVAC system per the Lease Amendment described above. This Purchase and Sale Agreement provides for the closing of this transaction on or before December 23, 2005. The purchaser may terminate the agreement in its sole discretion during an inspection period expiring December 19, 2005.

USE OF PROCEEDS

          We will not receive any proceeds from the sale of the shares of common stock by the selling stockholder. We will bear all expenses incident to the registration of the shares of common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling stockholder. Any transfer taxes payable on any such shares and any commission and discounts payable to underwriters, agents or dealers will be paid by the selling stockholder.

SELLING STOCKHOLDER

          In connection with the acquisition of certain product lines from the selling stockholder, we issued 2,000,000 shares of our common stock to the selling stockholder. The selling stockholder, including its respective transferees, pledges, donees or successors, may from time to time offer and sell the common stock issued to it pursuant to this prospectus.

          The following table sets forth the name of the selling stockholder, the number of shares and percentage of our common stock beneficially owned by the selling stockholder immediately prior to the registration, the number of shares registered and the number of shares and percentage of our common stock to be beneficially owned by the selling stockholder assuming all shares covered by this registration statement are sold. However, because the selling stockholder may offer all or a portion of the shares covered by this prospectus at any time and from time to time hereafter, the exact number of shares that the selling stockholder may hold at any time hereafter cannot be determined at this time. The last two columns of this table assume that all shares covered by this prospectus will be sold by the selling stockholder and that no additional shares of our common stock are held as of the date hereof or subsequently bought or sold by the selling stockholder.

	Beneficial Ownership Prior to the Registration		Shares Covered by this Registration Statement	Beneficial Ownership After the Shares are Sold (2)

Name	Number	Percent (1)		Number	Percent (1)

Zhone Technologies, Inc.	2,000,000	7.9%	2,000,000	—	—%

(1)

We have calculated the percentage of issued and outstanding shares of common stock held by the selling stockholder based on 25,173,872 shares of common stock issued and outstanding as of November 17, 2005.

(2)	We have assumed all shares of common stock set forth in this registration statement have been sold.

PLAN OF DISTRIBUTION

          The selling stockholder and any of its pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of its shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

          The selling stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

          Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

          The selling stockholder may from time to time pledge or grant a security interest in some or all of the shares owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus.

          Upon being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.  In addition, upon being notified in writing by a selling stockholder that a donee or pledge intends to sell more than 500 shares of common stock, we will file a supplement to this prospectus if then required in accordance with applicable securities law.

          The selling stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

          The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  The selling stockholder has represented and warranted to us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

          We are required to pay all fees and expenses incident to the registration of the shares.  We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

          Powell Goldstein LLP, Atlanta, Georgia, has passed on the validity of the securities to be offered by this prospectus.

EXPERTS

          The financial statements of Verilink Corporation in this Prospectus incorporated by reference to Verilink’s Annual Report on Form 10-K for the year ended July 1, 2005 have been so incorporated in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

          The financial statements as of July 2, 2004 and for each of the two years in the period ended July 2, 2004, which are included in Verilink’s Annual Report on Form 10-K as of and for the year ended July 1, 2005 incorporated by reference in this Prospectus, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Verilink’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549.

          Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and on our web site at http://www.verilink.com.

          Our common stock is listed on The Nasdaq National Market under the trading symbol “VRLK.”

          The information included in the following documents is incorporated by reference and is considered to be part of this prospectus. The most recent information that we filed with the SEC automatically updates and supersedes older information. We have previously filed the following documents with the SEC and we are incorporating them by reference into this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended July 1, 2005 filed on September 27, 2005, as amended by Form 10-K/A filed on October 31, 2005 (SEC File No. 000-28562).

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed on November 14, 2005 (SEC File No. 000-28562).

•	Current Report on Form 8-K filed on November 8, 2005 (SEC File No. 000-28562).

•	Current Report on Form 8-K filed on October 31, 2005 (SEC File No. 000-28562).*

•	Current Report on Form 8-K filed on October 31, 2005 (SEC File No. 000-28562).

•	Current Report on Form 8-K filed on October 6, 2005 (SEC File No. 000-28562).

•	Current Report on Form 8-K filed on July 27, 2005 (SEC File No. 000-28562).*

•

The description of our common stock that is contained in our Registration Statement on Form 8-A dated June 7, 1996, filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

•

The description of our Preferred Share Purchase Rights that is contained in our Registration Statement on Form 8-A dated December 6, 2001, filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

          * This report contains information furnished to the SEC under Item 2.02 of Form 8-K which, pursuant to General Instruction B(6) of Form 8-K, is not deemed to be “filed” for purposes of Section 18 of the Exchange Act and we are not subject to the liabilities imposed by that section. We are not incorporating and will not incorporate by reference into this prospectus past or future information or reports furnished or that will be furnished under Items 2.02 and/or 7.01 of Form 8-K.

          We also incorporate by reference each of the documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date we file with the SEC the registration statement on Form S-3 of which this prospectus is a part and before the date such registration statement is declared effective by the SEC, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date and time the SEC declares such registration statement effective until this offering has been completed.

          You may request copies of these documents, at no cost, by telephoning or writing us at: Verilink Corporation, 11551 E. Arapahoe Rd., Suite 150, Centennial, CO 80112-3833, Attention: Investor Relations; Telephone number: (303) 968-3000.

2,000,000 Shares of Common Stock

PROSPECTUS

December 19, 2005